================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 2002


                      SPARKLING SPRING WATER GROUP LIMITED


           19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9
           -----------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

              Form 20-F     X                   Form 40-F
                          -----                            -----


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

              Yes                               No           X
                          -----                            -----


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Sparkling Spring Water Group Limited


                                   By:     /s/ David M. Arnold
                                           -------------------------------------
                                   Name:   David M. Arnold
                                   Title:  Vice President Finance



Date: May 31, 2002

================================================================================

                      Sparkling Spring Water Group Limited

                         Quarterly Report On Form 6 - K
                      For The Quarter Ended March 31, 2002

                                      INDEX

                                                                            Page

Part I   Financial Information

Item 1.  Financial Statements

         Consolidated Balance Sheets as of March 31, 2002
         and December 31, 2001..............................................  1

         Consolidated Statements of Operations for the three months ended March 31, 2002 and 2001......................................  2

         Consolidated Statements of Cash Flows for the three months ended March 31, 2002 and  2001.....................................  3

         Notes to Consolidated Financial Statements.........................  4

Item 2.  Management's Discussion And Analysis Of
         Financial Condition And Results Of Operations......................  7

Part I  FINANCIAL INFORMATION

Item 1. Financial Statements


                      SPARKLING SPRING WATER GROUP LIMITED

                           CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)
                                                       March 31,    December 31,
                                                         2002           2001
                                                      -----------   ------------
ASSETS                                                (Unaudited)

Current
Cash and cash equivalents                              $     43       $    287
Accounts receivable                                      11,497         11,639
Inventories [note 4]                                      1,622          1,508
Prepaid expenses                                          1,921          1,964
                                                       --------       --------
          Total current assets                           15,083         15,398

Fixed assets                                             41,109         41,266
Goodwill and deferred charges                            46,946         47,322
Other assets                                                888          1,872
                                                       --------       --------
          Total assets                                 $104,026       $105,858
                                                       ========       ========

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities               $ 10,963       $  8,419
Income tax payable                                          281            377
Customer deposits                                         6,480          6,684
Unearned revenue                                          3,457          3,772
Current portion of long-term debt                         3,984          5,723
                                                       --------       --------
          Total current liabilities                      25,165         24,975
                                                       --------       --------
Obligations under capital leases and other debt           2,678          2,858
Obligations under non-compete agreements                    113            126
Senior bank debt [note 7]                                26,326         27,617
Subordinated notes payable                               81,105         81,105
                                                       --------       --------
          Total long-term liabilities                   110,222        111,706
                                                       --------       --------

Shareholder's equity (deficiency)
Capital Stock
Issued and outstanding:
Class D common shares - 1,383,328                         5,504          5,517
Class E common shares - 5,860                               156            157
                                                       --------       --------
                                                          5,660          5,674
Additional paid-in capital                                1,809          1,809
Cumulative translation adjustment                        (6,813)        (6,425)
Deficit                                                 (32,017)       (31,881)
                                                       --------       --------
          Total shareholder's equity (deficiency)       (31,361)       (30,823)
                                                       --------       --------
          Total liabilities and
            shareholder's equity (deficiency)          $104,026       $105,858
                                                       ========       ========

                             See accompanying notes

                      SPARKLING SPRING WATER GROUP LIMITED


                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

(in  thousands of U.S. dollars)                          Three         Three
                                                      Months Ended  Months Ended
                                                        March 31,     March 31,
                                                          2002          2001
                                                      ------------  ------------
Revenue:
   Water                                                $11,595       $11,304
   Rental                                                 3,959         3,643
   Other                                                  2,023         2,126
                                                        -------       -------
          Total revenue                                  17,577        17,073
                                                        -------       -------
Cost of sales:
   Water                                                  2,077         2,220
   Other                                                    668           694
                                                        -------       -------
          Total cost of sales                             2,745         2,914
                                                        -------       -------
Gross profit                                             14,832        14,159

Expenses:
   Selling, delivery and administrative                   9,288         9,704
   Integration and restructuring expenses [note 8]           --           115
   Depreciation                                           2,564         2,391
   Amortization                                               8           464
                                                        -------       -------
Operating profit                                          2,972         1,485
Interest and related expenses                             2,915         2,999
                                                        -------       -------
Income (loss) before income taxes                            57        (1,514)
Provision for income taxes                                 (193)         (180)
                                                        -------       -------
Net loss                                                   (136)       (1,694)
Other comprehensive loss:
    Foreign currency translation adjustment                (388)       (1,877)
                                                        -------       -------
Comprehensive loss                                      $  (524)      $(3,571)
                                                        =======       =======

Basic and diluted loss per share                        $ (0.10)      $ (1.22)
                                                        =======       =======

                             See accompanying notes

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                              Three            Three
(in thousands of U.S. dollars)                             Months Ended    Months Ended
                                                             March 31,       March 31,
                                                               2002            2001
                                                           ------------    ------------
OPERATING ACTIVITIES
Net loss                                                      $  (136)       $(1,694)
Items not requiring cash
   Depreciation                                                 2,564          2,391
   Amortization                                                     8            464
   Amortization of deferred financing costs                       115            114
                                                              -------        -------
                                                                2,551          1,275
Net change in non-cash working capital balances                 1,998          2,344
                                                              -------        -------
Cash provided by operating activities                           4,549          3,619
                                                              -------        -------
INVESTING ACTIVITIES
Purchase of fixed assets, net                                  (2,773)        (2,960)
                                                              -------        -------
FINANCING ACTIVITIES
Repayment of long-term debt                                    (3,001)        (1,002)
Decrease (increase) in loan to parent company                     996           (150)
Increase in deferred charges                                      (37)            --
Increase in other assets                                          (12)            --
Increase in other liabilities                                      --            130
                                                              -------        -------
 Cash used in financing activities                             (2,054)        (1,022)
                                                              -------        -------
Effect of foreign currency translation on cash                     34           (141)
                                                              -------        -------
Decrease in cash and cash equivalents during the period          (244)          (504)
Cash and cash equivalents, beginning of period                    287            556
                                                              -------        -------
Cash and cash equivalents, end of period                      $    43        $    52
                                                              =======        =======
SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid                                                 $   522        $   544
                                                              =======        =======
Income taxes paid                                             $   275        $   551
                                                              =======        =======

                             See accompanying notes

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE QUARTER ENDED MARCH 31, 2002
                                   (Unaudited)

1.  Basis of Presentation

         Sparkling Spring Water Group Limited ("Sparkling Spring" or the "Company") is incorporated under the laws of the Province of Nova Scotia, Canada and provides bottled water to home and office markets in British Columbia, Alberta and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

         The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non-U.S. entities which are considered to be self-sustaining are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the period. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

         The accompanying unaudited consolidated financial statements have been prepared on a historical cost basis by management in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

         The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 2001 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.  Seasonal Nature of Business

         Operating results for the three month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3.  Change in Accounting Principles

         Commencing in the fourth quarter of 2001, amounts received in advance for water cooler rental leases have been deferred and recognized as revenue over the period of the lease. In prior periods, the Company recorded revenue from water cooler rentals when billed. The new method of accounting for water cooler leases was adopted to more appropriately match the revenues earned from water cooler leases to the period to which the lease relates.

         In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The Company adopted the new rules as of January 1, 2002. As a result, the Company no longer amortizes goodwill. While the Company is currently evaluating the provisions of the new rules related to impairment testing, it does not expect, as of March 31, 2002, that such tests will result in any material effect on its results of operations or financial position.

         The following unaudited pro forma information presents a summary of the net loss and basic and diluted loss per share as if the Company had changed its method of accounting for water cooler rental leases and adopted SFAS No. 142 on January 1, 2001.


                                                                        FOR THE THREE MONTHS ENDED MARCH 31,
                                                                        ------------------------------------
                                                                          2002                       2001
                                                                        --------                   --------
(thousands of dollars except per share amounts)

NET LOSS
Net loss as reported                                                     $  (136)                   $(1,694)
Add back: Goodwill amortization                                               --                        358
Add back: Impact of change in accounting
          principle for water cooler rental leases                            --                        255
                                                                         -------                    -------
Adjusted net loss                                                        $  (136)                   $(1,081)
                                                                         =======                    =======


BASIC AND DILUTED LOSS PER SHARE
Basic and diluted loss per share as reported                             $ (0.10)                   $ (1.22)
Add back: Goodwill amortization                                               --                       0.26
Add back: Impact of change in accounting
          principle for water cooler rental leases                            --                       0.18
                                                                         -------                    -------
Adjusted basic and diluted loss per share                                $ (0.10)                   $ (0.78)
                                                                         =======                    =======



4.  Inventories

         Inventories consist of the following (thousands of dollars):



                                      March 31, 2002        December 31, 2001
                                      --------------        -----------------
                                        (unaudited)

Packaging materials                        $  375                 $  268
Coolers not yet in service                    334                    318
Goods for resale                              511                    554
Cooler parts                                  322                    262
Other                                          80                    106
                                           ------                 ------

                                           $1,622                 $1,508
                                           ======                 ======



5.  Earnings Per Share

         The weighted average number of shares used to calculate basic and diluted loss per share is 1,389,188 for the three months ended March 31, 2002 and 2001. The effect of the exercise of outstanding options and warrants has not been included in the computation of earnings per share as the effect would not be dilutive.

6.  Acquisitions

         On May 31, 2001, the Company purchased the home and office bottled water assets of CC Beverage (US) Corporation (CC Beverage) for approximately $4.9 million. CC Beverage operates primarily in the north Washington State USA market.

         On November 15, 2001, the Company purchased the assets of the home and office bottled water division of Canada's Choice for approximately $1.3 million. Canada's Choice operated in the Calgary and Edmonton Alberta, Canada markets.

         The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of the home and office assets of CC Beverage and Canada's Choice had occurred at January 1, 2001. In addition, the pro forma information reflects the impact of the Customer Service Agreement with Sparkling Spring Water Holdings Limited ("Holdings"), whereby effective July 1, 2001, the home and office customers of Polaris Water Company Inc. (a subsidiary of Holdings) are managed by Sparkling Spring and the home and office customers of Sparkling Springs's Cullyspring Water Co., Inc. subsidiary are managed by Holdings.

                                                          Three Months        Three Months
                                                              Ended               Ended
(thousands of dollars except per share amounts)          March 31, 2002      March 31, 2001
                                                         --------------      --------------
Total revenue                                                $17,577             $17,080
Net loss                                                        (136)             (1,719)
Basic loss per share                                           (0.10)              (1.24)


7.  Senior Bank Debt

         The Company has available a $35.5 million multi-currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, an $8.5 million acquisition line maturing April 30, 2006 (the "Acquisition Facility") and a $12 million term loan maturing October 31, 2005 (the "Term Loan Facility") which was available for the Company to repurchase, at its discretion, certain of the Company's outstanding 11.5% Senior Subordinated Notes due 2007 (the "Notes"). In March, 2002, the Operating Line Facility was renewed to April 30, 2003. The Acquisition Facility will be reduced by varying amounts annually through April 30, 2006. The Term Loan Facility will be reduced by $3.0 million on October 31, 2002 and varying amounts annually thereafter to October 31, 2005. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company and its subsidiaries. Sparkling Spring's obligations under the facility rank senior to the payment of the Notes.

8.  Integration and Restructuring Expenses

         In the three months ended March 31, 2001, the Company incurred costs of approximately $115,000 to consolidate its administrative operations in England and Scotland to one facility in Scotland. The costs incurred related to training, conversion of computer systems and relocation of staff.

9.  Summary of Business Segments

         The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers. The Company has identified three primary business segments: Canada, the United Kingdom and the United States.

         Segment detail is summarized as follows:


                                                      Three                  Three
(thousands of dollars)                             Months Ended          Months Ended
                                                  March 31, 2002        March 31, 2001
                                                  --------------        --------------

Revenue:
Canada                                                $ 8,689              $ 7,542
United Kingdom                                          5,924                5,795
United States                                           2,964                3,736
                                                      -------              -------
                                                      $17,577              $17,073
                                                      =======              =======

Net income before depreciation, amortization,
  integration and restructuring expenses,
  interest and income taxes:
Canada                                                $ 2,716              $ 1,884
United Kingdom                                          2,153                1,820
United States                                             987                1,098
Unallocated corporate overhead                           (312)                (347)
                                                      -------              -------
                                                      $ 5,544              $ 4,455
                                                      =======              =======

Average Exchange Rates:

Canadian Dollar                                       $0.6271              $0.6547
U.K. Pounds Sterling                                  $1.4260              $1.4582

10. Comparative Figures

         Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain statement of operations and other data of the Company as a percentage of revenue.


                                                                     Three Months      Three Months
                                                                         Ended             Ended
                                                                    March 31, 2002    March 31, 2001
                                                                    --------------    --------------

Revenue                                                                   100%                100%
Cost of sales                                                            15.6                17.1
                                                                         ----                ----

Gross profit                                                             84.4                82.9

Selling, delivery and administrative                                     52.9                56.8
Integration and restructuring charges                                      --                 0.7
                                                                         ----                ----

EBITDA                                                                   31.5                25.4

Depreciation and amortization                                            14.6                16.7
                                                                         ----                ----

Operating profit                                                         16.9                 8.7

Interest and related expenses                                            16.6                17.6
                                                                         ----                ----

Income (loss) before income taxes                                         0.3                (8.9)

Provision for income taxes                                               (1.1)               (1.0)
                                                                         ----                ----

Net loss                                                                 (0.8)               (9.9)
                                                                         ====                ====




THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2001

         REVENUE. Revenue increased $0.5 million or 3.0%, to $17.6 million in the first quarter of 2002 compared to $17.1 million in the first quarter of 2001. The increase was due to the effects of our acquisitions of the home and office assets of CC Beverage (US) Corporation and Canada's Choice completed during May and November 2001, respectively, and from internal growth from increased volume in our existing home and office delivery business. The increase was partially offset by a decrease in reported revenues of $0.5 million as a result of unfavorable foreign currency translations to U.S. dollars due to declines in the exchange rates of the British pound sterling and Canadian dollar relative to the U.S. dollar. The Company's water cooler rental and customer location base was 205,400 as at March 31, 2002 compared to 207,000 as at December 31, 2001 and 181,600 as at March 31, 2001.

         COST OF SALES. Cost of sales decreased $0.2 million or 5.8% to $2.7 million in the first quarter of 2002 compared to $2.9 million in the first quarter of 2001. Cost of sales as a percentage of revenue decreased from 17.1% in the first quarter of 2001 to 15.6% in the first quarter of 2002 due to an increase in the percentage of revenues derived from sales of the Company's higher margin home and office water and cooler rental revenues and a decrease in the Company's revenues from lower margin products.

         SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES. Selling, delivery and administrative expenses decreased $0.4 million, or 4.3%, to $9.3 million in the first quarter of 2002 compared to $9.7 million in the first quarter of 2001. Selling, delivery and administrative expenses as a percentage of revenue decreased to 52.9% in the first quarter of 2002 from 56.8% in the first quarter of 2001. The 2002 period benefited from the absorption of approximately $0.3 million of our executive and administrative expenses by Sparkling Spring Water Holdings Limited.

          EBITDA. EBITDA increased by $1.2 million, or 27.8%, to $5.5 million in the first quarter of 2002 from $4.3 million in the first quarter of 2001, as a result of increased revenues combined with decreases in cost of sales and selling, delivery and administrative expenses as a percentage of revenues. The increase in EBITDA in the first quarter of 2002 was reduced by $0.2 million due to significant decreases in the exchanges rates of the British pound sterling and Canadian dollar relative to the U.S. dollar compared to the first quarter of 2001. As a percentage of revenue, EBITDA increased to 31.5% in the first quarter of 2002 from 25.4% in the first quarter of 2001.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense decreased $0.3 million, or 9.9%, to $2.6 million in the first quarter of 2002 from $2.9 million in the first quarter of 2001. Due to the recent accounting standards affecting amortization of goodwill and our write-off in 2001 of the remaining value of non-competition agreements associated with certain of our acquisitions, amortization became an insignificant component of depreciation and amortization in the first quarter of 2002; amortization expense in the first quarter of 2001 was $0.5 million. Partially offsetting this decrease was a $0.2 million increase in depreciation of fixed assets as a result of the acquisitions we completed in 2000 and 2001 and our capital expenditure program.

          INTEREST AND RELATED EXPENSES. Interest and related expenses decreased $0.1 million, or 2.8%, to $2.9 million in the first quarter of 2002 from $3.0 million in the first quarter of 2001. The decrease was the result of lower average borrowing rates on our variable rate debt and repurchases of our senior subordinated notes in 2001.

         NET LOSS. Net loss was $0.1 million in the first quarter of 2002 compared to a net loss of $1.7 million in the first quarter of 2001. The decrease in net loss was due principally to the increased EBITDA and reduction in amortization expense in the first quarter of 2002 compared to the first quarter of 2001.

LIQUIDITY AND CAPITAL RESOURCES

         Historically, we have funded our capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities, the issuance of senior subordinated notes and the sale of capital stock. We have utilized these sources of funds for operations, and to make acquisitions, fund capital expenditures and service debt.

         Net cash provided by operating activities was $4.5 million in the first quarter of 2002 and $3.6 million in the first quarter of 2001. The increase from the first quarter of 2001 was primarily due to a $1.2 million increase in EBITDA which was partially offset by an increase of $0.3 million in our working capital requirements compared to the first quarter of 2001.

         Net capital expenditures were $2.8 million in the first quarter of 2002 and $3.0 million in the first quarter of 2001. Our capital expenditures involve the purchase of fixed assets, such as water bottles, water coolers, delivery trucks, bottling machines and the building of facilities. We expect that our net capital expenditures will total approximately $8.1 million in 2002.

         We believe that existing cash balances, cash generated from operations and available borrowings under our existing credit facility will be sufficient to finance our working capital and capital expenditure requirements for at least the next twelve months. However, if we elect to pursue acquisition opportunities or expand our existing operations more rapidly than we anticipate, our cash needs may significantly increase. In that case, we may require additional financing within that period. We cannot assure you that additional financing will be available on satisfactory terms or at all.

SENIOR CREDIT FACILITY

         Our senior credit facility consists of a $15 million operating line which is renewable annually by April 30th, an $8.5 million acquisition facility that matures on April 30, 2006 and a $12 million term loan that matures on October 31, 2005. The term loan facility was used by us to repurchase certain of our outstanding senior subordinated notes. Our operating line facility has been renewed to April 30, 2003. Our payment obligations under the senior credit facility are secured by a first priority security interest over substantially all of the assets of us and our subsidiaries. As of March 31, 2002, we had approximately $7.2 million in direct borrowings and $2.4 million in letters of credit outstanding under the operating line facility, $8.5 million outstanding under the acquisition facility and $11.9 million outstanding under the term loan. In addition, we had $1.6 million in borrowings outstanding under other local credit facilities secured by the letters of credit outstanding under our senior credit facility. The acquisition facility is required to be reduced by varying amounts annually through April 30, 2006. The term loan is required to be reduced by $3.0 million on October 31, 2002, and by varying amounts annually thereafter to October 31, 2005.

         At March 31, 2002, we had $5.4 million available to borrow under the operating line facility, $1.5 million available under the acquisition loan facility (no amount available at April 30, 2002 when the facility was reduced from $10 million to $8.5 million) and $0.8 million available in the aggregate under other local credit facilities secured by letters of credit under our senior credit facility. Amounts outstanding under the senior credit facility bear interest at specified rates based on the Canadian prime rate, U.S. prime rate, U.S. base rate, Sterling LIBOR and U.S. LIBOR.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. We adopted the new rules as of January 1, 2002. As a result, we no longer amortize goodwill; amortization of goodwill for the three months ended March 31, 2001 was $358,000. While we are currently evaluating the provisions of the new rules related to impairment testing, we do not expect, as of March 31, 2002, that such tests will result in any material effect on our results of operations or financial position.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are required to adopt SFAS No. 143 as of January 1, 2003. The adoption of this Statement is not expected to have a material impact on our financial position or results of operations.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This new Statement also supercedes certain aspects of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring

Events and Transactions", with regard to reporting the effects of a disposal of a segment of a business. The new rule requires operating losses from discontinued operations to be reported in future periods, as incurred. In addition, businesses below the operating segment level may qualify for discontinued operations treatment. We adopted the provisions of the Statement as of January 1, 2002. Adoption of the Statement will primarily affect us if and when qualifying future business dispositions occur.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including assimilating the employees and operations of acquired companies into the Company and monitoring operations, controlling costs and maintaining effective quality and inventory controls); (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties, stop workage orders or impose additional costs on the Company; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with currency fluctuations; (x) risks associated with an increase in costs required to produce and deliver the Company's products to its customers and (xi) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.



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